UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Chart Industries, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

16115Q 20 9

(CUSIP Number)

Sara D. Lipscomb

Senior Vice President and General Counsel

Audax Group

101 Huntington Avenue

Boston, Massachusetts  02199

(617) 859-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

John B. Frank

Principal and General Counsel

Oaktree Capital Management, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California  90071

(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Dennis M. Myers, P.C.

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, Illinois  60601

(312) 861-2110

August 2, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16115Q 20 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Audax Chart, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,537,122

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,032,992

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,032,992 shares beneficially owned by the Reporting Person set forth plus 3,504,130 shares beneficially owned by the non-Audax related members of the Senior Lender Group as referenced in the Preliminary Note (See Preliminary Note to Schedule 13D/A filed October 6, 2004)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
19.3% attributable to the shares beneficially owned by the Reporting Person set forth above but the combined 4,537,122 shares of Common Stock beneficially owned by the Senior Lender Group represents 84.6% of the number of shares of Common Stock outstanding (See Preliminary Note to Schedule 13D/A filed October 6, 2004)*

14.	Type of Reporting Person (See Instructions) OO

* Based on 5,360,409 shares outstanding as reported in the Agreement and Plan of Merger (See Item 4).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Audax Private Equity Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,537,122

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,032,992

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,032,992 shares beneficially owned by the Reporting Person set forth plus 3,504,130 shares beneficially owned by the non-Audax related members of the Senior Lender Group as referenced in the Preliminary Note (See Preliminary Note to Schedule 13D/A filed October 6, 2004)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
19.3% attributable to the shares beneficially owned by the Reporting Person set forth above but the combined 4,537,122 shares of Common Stock beneficially owned by the Senior Lender Group represents 84.6% of the number of shares of Common Stock outstanding (See Preliminary Note to Schedule 13D/A filed October 6, 2004)*

14.	Type of Reporting Person (See Instructions) PN

* Based on 5,360,409 shares outstanding as reported in the Agreement and Plan of Merger (See Item 4).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Audax Private Equity Business, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,537,122

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,032,992

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,032,992 shares beneficially owned by the Reporting Person set forth plus 3,504,130 shares beneficially owned by the non-Audax related members of the Senior Lender Group as referenced in the Preliminary Note (See Preliminary Note to Schedule 13D/A filed October 6, 2004)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
19.3% attributable to the shares beneficially owned by the Reporting Person set forth above but the combined 4,537,122 shares of Common Stock beneficially owned by the Senior Lender Group represents 84.6% of the number of shares of Common Stock outstanding (See Preliminary Note to Schedule 13D/A filed October 6, 2004)*

14.	Type of Reporting Person (See Instructions) OO

* Based on 5,360,409 shares outstanding as reported in the Agreement and Plan of Merger (See Item 4).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Audax Private Equity Business, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,537,122

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,032,992

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,032,992 shares beneficially owned by the Reporting Person set forth plus 3,504,130 shares beneficially owned by the non-Audax related members of the Senior Lender Group as referenced in the Preliminary Note (See Preliminary Note to Schedule 13D/A filed October 6, 2004)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
19.3% attributable to the shares beneficially owned by the Reporting Person set forth above but the combined 4,537,122 shares of Common Stock beneficially owned by the Senior Lender Group represents 84.6% of the number of shares of Common Stock outstanding (See Preliminary Note to Schedule 13D/A filed October 6, 2004)*

14.	Type of Reporting Person (See Instructions) PN

* Based on 5,360,409 shares outstanding as reported in the Agreement and Plan of Merger (See Item 4).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Audax Holdings I, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,537,122

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,032,992

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,032,992 shares beneficially owned by the Reporting Person set forth plus 3,504,130 shares beneficially owned by the non-Audax related members of the Senior Lender Group as referenced in the Preliminary Note (See Preliminary Note to Schedule 13D/A filed October 6, 2004)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
19.3% attributable to the shares beneficially owned by the Reporting Person set forth above but the combined 4,537,122 shares of Common Stock beneficially owned by the Senior Lender Group represents 84.6% of the number of shares of Common Stock outstanding (See Preliminary Note to Schedule 13D/A filed October 6, 2004)*

14.	Type of Reporting Person (See Instructions) OO

* Based on 5,360,409 shares outstanding as reported in the Agreement and Plan of Merger (See Item 4).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Audax Group, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,537,122

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,032,992

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,032,992 shares beneficially owned by the Reporting Person set forth plus 3,504,130 shares beneficially owned by the non-Audax related members of the Senior Lender Group as referenced in the Preliminary Note (See Preliminary Note to Schedule 13D/A filed October 6, 2004)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
19.3% attributable to the shares beneficially owned by the Reporting Person set forth above but the combined 4,537,122 shares of Common Stock beneficially owned by the Senior Lender Group represents 84.6% of the number of shares of Common Stock outstanding (See Preliminary Note to Schedule 13D/A filed October 6, 2004)*

14.	Type of Reporting Person (See Instructions) PN

* Based on 5,360,409 shares outstanding as reported in the Agreement and Plan of Merger (See Item 4).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 101 Huntington Holdings, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,537,122

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,032,992

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,032,992 shares beneficially owned by the Reporting Person set forth plus 3,504,130 shares beneficially owned by the non-Audax related members of the Senior Lender Group as referenced in the Preliminary Note (See Preliminary Note to Schedule 13D/A filed October 6, 2004)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
19.3% attributable to the shares beneficially owned by the Reporting Person set forth above but the combined 4,537,122 shares of Common Stock beneficially owned by the Senior Lender Group represents 84.6% of the number of shares of Common Stock outstanding (See Preliminary Note to Schedule 13D/A filed October 6, 2004)*

14.	Type of Reporting Person (See Instructions) OO

* Based on 5,360,409 shares outstanding as reported in the Agreement and Plan of Merger (See Item 4).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc B. Wolpow

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,537,122

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,032,992

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,032,992 shares beneficially owned by the Reporting Person set forth plus 3,504,130 shares beneficially owned by the non-Audax related members of the Senior Lender Group as referenced in the Preliminary Note (See Preliminary Note to Schedule 13D/A filed October 6, 2004)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
19.3% attributable to the shares beneficially owned by the Reporting Person set forth above but the combined 4,537,122 shares of Common Stock beneficially owned by the Senior Lender Group represents 84.6% of the number of shares of Common Stock outstanding (See Preliminary Note to Schedule 13D/A filed October 6, 2004)*

14.	Type of Reporting Person (See Instructions) IN

* Based on 5,360,409 shares outstanding as reported in the Agreement and Plan of Merger (See Item 4).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Geoffrey S. Rehnert

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,537,122

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,032,992

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,032,992 shares beneficially owned by the Reporting Person set forth plus 3,504,130 shares beneficially owned by the non-Audax related members of the Senior Lender Group as referenced in the Preliminary Note (See Preliminary Note to Schedule 13D/A filed October 6, 2004)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
19.3% attributable to the shares beneficially owned by the Reporting Person set forth above but the combined 4,537,122 shares of Common Stock beneficially owned by the Senior Lender Group represents 84.6% of the number of shares of Common Stock outstanding (See Preliminary Note to Schedule 13D/A filed October 6, 2004)*

14.	Type of Reporting Person (See Instructions) IN

* Based on 5,360,409 shares outstanding as reported in the Agreement and Plan of Merger (See Item 4).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Audax Management Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,537,122

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,032,992

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,032,992 shares beneficially owned by the Reporting Person set forth plus 3,504,130 shares beneficially owned by the non-Audax related members of the Senior Lender Group as referenced in the Preliminary Note (See Preliminary Note to Schedule 13D/A filed October 6, 2004)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
19.3% attributable to the shares beneficially owned by the Reporting Person set forth above but the combined 4,537,122 shares of Common Stock beneficially owned by the Senior Lender Group represents 84.6% of the number of shares of Common Stock outstanding (See Preliminary Note to Schedule 13D/A filed October 6, 2004)*

* Based on 5,360,409 shares outstanding as reported in the Agreement and Plan of Merger (See Item 4).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM Principal Opportunities Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,537,122

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,463,638

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
2,463,638 shares beneficially owned by the Reporting Person set forth plus 2,073,484 shares beneficially owned by the non-Oaktree related members of the Senior Lender Group as referenced in the Preliminary Note (See Preliminary Note to Schedule 13D/A filed October 6, 2004)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
46.0% attributable to the shares beneficially owned by the Reporting Person set forth above but the combined 4,537,122 shares of Common Stock beneficially owned by the Senior Lender Group represents 84.6% of the number of shares of Common Stock outstanding (See Preliminary Note to Schedule 13D/A filed October 6, 2004)*

14.	Type of Reporting Person (See Instructions) PN

* Based on 5,360,409 shares outstanding as reported in the Agreement and Plan of Merger (See Item 4).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,537,122

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,463,638

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
2,463,638 shares beneficially owned by the Reporting Person set forth plus 2,073,484 shares beneficially owned by the non-Oaktree related members of the Senior Lender Group as referenced in the Preliminary Note (See Preliminary Note to Schedule 13D/A filed October 6, 2004)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
46.0% attributable to the shares beneficially owned by the Reporting Person set forth above but the combined 4,537,122 shares of Common Stock beneficially owned by the Senior Lender Group represents 84.6% of the number of shares of Common Stock outstanding (See Preliminary Note to Schedule 13D/A filed October 6, 2004)*

14.	Type of Reporting Person (See Instructions) IA, OO

* Based on 5,360,409 shares outstanding as reported in the Agreement and Plan of Merger (See Item 4).

Introduction

This Amendment No. 3 supplements and amends the Schedule 13D previously filed with the Securities and Exchange Commission on September 25, 2003 (as amended by Amendment No. 1 filed on June 11, 2004 and by Amendment No. 2 filed on October 6, 2004, the “Schedule 13D”), by Audax Chart, LLC, Audax Private Equity Fund, L.P., Audax Private Equity Business, L.L.C., Audax Private Equity Business, L.P., Audax Holdings I, L.L.C., Audax Group, L.P., 101 Huntington Holdings, L.L.C., Marc B. Wolpow, Geoffrey S. Rehnert, Audax Management Company, LLC (collectively, the “Audax Reporting Persons”) and OCM Principal Opportunities Fund II, L.P. and Oaktree Capital Management, LLC (collectively, the "Oaktree Reporting Persons" and together with the Audax Reporting Persons, the “Reporting Persons”), relating to the common stock, par value $0.01 per share, of Chart Industries, Inc. (the “Issuer”), a Delaware corporation.  Capitalized terms used and not defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D.

Item 4.	Purpose of Transaction
Item 4 is hereby amended to add the following at the end thereof:

On August 2, 2005, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with First Reserve Fund X, L.P., a Delaware limited partnership (“First Reserve”), CI Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of First Reserve (the “Merger Subsidiary”), and OCM Principal Opportunities Fund II, L.P., Audax Chart LLC, Carl Marks Strategic Investments, L.P., Carl Marks Strategic Investments III, L.P., Van Kampen Senior Loan Fund, Merrill, Lynch, Pierce, Fenner & Smith Incorporated, GE Capital CFE, Inc., Arthur S. Holmes Trust U/A 03/04/03 and Christine H. Holmes Trust U/A 03/04/03 (collectively, the “Principal Stockholders”).

Subject to the term and conditions of the Merger Agreement, the Merger Subsidiary has agreed to acquire all the outstanding shares of the Issuer for a cash purchase price of $65.74 per share, less the Issuer’s transaction expenses calculated on a per share basis.  In addition, the holders of the Issuer’s outstanding warrants and options will receive the same per share cash purchase price less the exercise price of the warrants and options.  The Merger Subsidiary will first purchase the shares owned by the Principal Stockholders.  Following the purchase of the Principal Stockholders’ shares and the purchase of additional shares, if any, required for the Merger Subsidiary to own at least 90% of the Issuer, the Merger Subsidiary will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation.  The same per share price paid to the Principal Stockholders will be paid to the Issuer’s remaining stockholders.  The transaction is subject to the receipt of necessary approvals under applicable antitrust and competition laws and other customary closing conditions.

The summary of the Merger Agreement contained in this Item 4 is qualified in its entirety by reference to the Merger Agreement.  A copy of the Merger Agreement is filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on August 8, 2005 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated as follows:
(a)-(b)

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement except to the extent of such person’s pecuniary interest in shares of Common Stock.

All such ownership percentages of the securities reported herein are based upon 5,360,409 shares of Common Stock outstanding as of July 18, 2005, as represented in the Merger Agreement filed by the Issuer as Exhibit 2.1 to its Current Report on Form 8-K filed with the Commission on August 8, 2005.

Audax Reporting Persons.  As of August 2, 2005, each of the Audax Reporting Persons beneficially owned and had the shared power to vote and dispose of the 1,032,992 shares of Common Stock owned of record by Audax Chart, constituting 19.3% of the outstanding Common Stock.  In addition, the Audax Reporting Persons may be deemed to be a member of the Senior Lender Group and, as a result, to beneficially own the 3,504,130 shares of Common Stock owned of record by the other members of the Senior Lender Group, including the shares owned by the Oaktree Reporting Persons, constituting an aggregate of 84.6% of the outstanding Common Stock.  The Audax Reporting Persons have the shared power to vote all of the shares owned by other members of the Senior Lender Group but no power to dispose of such shares.  See Item 6-Investor Rights Agreement of the Schedule 13D/A filed on October 6, 2004.

Oaktree Reporting Persons.  As of August 2, 2005, the OCM Fund beneficially owns of record 2,463,638 shares of Common Stock, par value $.01 per share, of Issuer, constituting 46.0% of the Common Stock.  Oaktree, as sole general partner of the OCM Fund, may be deemed to beneficially own the shares held by the OCM Fund because it has discretionary authority and control over all of the assets of the OCM Fund pursuant to the partnership agreement for the OCM Fund, including the power to vote and dispose of the  Common Stock.  In addition, the Oaktree Reporting Persons may be deemed to be a member of the Senior Lender Group and, as a result, to beneficially own the 2,073,484 shares of Common Stock owned of record by the other members of the Senior Lender Group, including the shares owned by the Audax Reporting Persons, constituting an aggregate of 84.6% of the outstanding Common Stock.  The Oaktree Reporting Persons have the shared power in certain circumstances to vote all of the shares owned by other members of the Senior Lender Group but no power to dispose of such shares. See Item 6—Investor Rights Agreement of the Schedule 13D/A filed on October 6, 2004.

(c)  Other than the transaction described in Item 4, none of the Audax Reporting Persons nor the Oaktree Reporting Persons, and to the best of their respective knowledge, none of their respective executive officers, directors or general partners has effected any transaction involving the Issuer’s Common Stock during the last 60 days from the date hereof.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended to add the following at the end thereof:
Agreement and Plan of Merger. The description of the Merger Agreement contained in Item 4 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended to add the following:
Exhibit A	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d–1(k)(1) under the Securities Exchange Act of 1934, as amended. *

Exhibit 99.4

Agreement and Plan of Merger, dated August 2, 2005, by and among the Issuer, First Reserve Fund X, L.P., CI Acquisition, Inc. and certain stockholders named therein (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K, filed on August 8, 2005).

* Previously filed as an exhibit to Schedule 13D filed by the Reporting Persons on September 25, 2003.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Audax Chart, LLC

By:	/s/ Richard T. Joseph
Name:	Richard T. Joseph
Title:	Authorized Signatory

Audax Private Equity Fund, L.P.

By: Audax Private Equity Business, L.L.C.
Its: General Partner

/s/ Richard T. Joseph
Name:	Richard T. Joseph
Title:	Authorized Signatory

Audax Private Equity Business, L.L.C.

By:	/s/ Richard T. Joseph
Name:	Richard T. Joseph
Title:	Authorized Signatory

Audax Private Equity Business, L.P.

By: Audax Holdings I, L.L.C.
Its: General Partner

By: Audax Group, L.P.
Its: Managing Member

By: 101 Huntington Holdings, L.L.C.
Its: General Partner

/s/ Richard T. Joseph
Name:	Richard T. Joseph
Title:	Authorized Signatory

Audax Holdings I, L.L.C.

By: Audax Group, L.P.
Its: Managing Member

By: 101 Huntington Holdings, L.L.C.
Its: General Partner

/s/ Richard T. Joseph
Name:	Richard T. Joseph
Title:	Authorized Signatory

Audax Group, L.P.

By: 101 Huntington Holdings, L.L.C.
Its: General Partner

/s/ Richard T. Joseph
Name:	Richard T. Joseph
Title:	Authorized Signatory

101 Huntington Holdings, L.L.C.

By:	/s/ Richard T. Joseph
Name:	Richard T. Joseph
Title:	Authorized Signatory

Marc B. Wolpow

/s/ Marc B. Wolpow

Geoffrey S. Rehnert

/s/ Geoffrey S. Rehnert

Audax Management Company, LLC

By: Audax Group, L.P.
Its: Managing Member

By: 101 Huntington Holdings, L.L.C.
Its: General Partner

/s/ Richard T. Joseph
Name:	Richard T. Joseph
Title:	Authorized Signatory

Oaktree Capital Management, LLC

By:	/s/ Richard J. Goldstein
Name:	Richard J. Goldstein
Title:	Managing Director

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Vice President, Legal

OCM Principal Opportunities Fund II, L.P.

By:	Oaktree Capital Management, LLC
Its:	General Partner

	By:	/s/ Richard J. Goldstein
	Name:	Richard J. Goldstein
	Title:	Managing Director

	By:	/s/ Richard Ting
	Name:	Richard Ting
	Title:	Vice President, Legal